UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D




                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                       Hayes Lemmerz International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    421124108
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                                 (CUSIP Number)

                                   Anna Glick
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6309
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 January 9, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON  Tri-Links Investment Trust
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |X| (b) | |

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                     |7      SOLE VOTING POWER
                     |       0
                     |
                     |----------------------------------------------------------
     NUMBER OF       |8      SHARED VOTING POWER
       SHARES        |       1,310,300
    BENEFICIALLY     |
      OWNED BY       |----------------------------------------------------------
        EACH         |9      SOLE DISPOSITIVE POWER
     REPORTING       |       0
       PERSON        |
        WITH         |----------------------------------------------------------
                     |10     SHARED DISPOSITIVE POWER
                     |       1,310,300
                     |
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,310,300

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.3%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        IV

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON  Long Drive Management Trust
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |X| (b) | |

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                     |7      SOLE VOTING POWER
                     |       0
                     |
                     |----------------------------------------------------------
     NUMBER OF       |8      SHARED VOTING POWER
       SHARES        |       1,310,300
    BENEFICIALLY     |
      OWNED BY       |----------------------------------------------------------
        EACH         |9      SOLE DISPOSITIVE POWER
     REPORTING       |       0
       PERSON        |
        WITH         |----------------------------------------------------------
                     |10     SHARED DISPOSITIVE POWER
                     |       1,310,300
                     |
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,310,300

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.3%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON  Nomura Holding America, Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        13-3518229

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |X| (b) | |

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                     |7      SOLE VOTING POWER
                     |       0
                     |
                     |----------------------------------------------------------
     NUMBER OF       |8      SHARED VOTING POWER
       SHARES        |       1,310,300
    BENEFICIALLY     |
      OWNED BY       |----------------------------------------------------------
        EACH         |9      SOLE DISPOSITIVE POWER
     REPORTING       |       0
       PERSON        |
        WITH         |----------------------------------------------------------
                     |10     SHARED DISPOSITIVE POWER
                     |       1,310,300
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,310,300

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.3%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        HC, CO

--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

This Statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Hayes Lemmerz International, Inc., a Delaware corporation (the "Corporation"). The Corporation's principal executive office is located at 15300 Centennial Drive, Northville, MI 48167.

Item 2.  Identity and Background.

1.

     (a) The person filing this statement is Tri-Links Investment Trust ("Tri-Links"), a Delaware business trust.

     (b) The principal business address of Tri-Links is Two World Financial Center, Building B, New York, NY 10281-1198.

     (c) The principal business of the Reporting Person is that of holding and managing investment funds.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.

     (a) The person filing this statement is Long Drive Management Trust ("Long Drive"), a Delaware business trust.

     (b) The principal business address of Long Drive is Two World Financial Center, Building B, 17th Floor, New York, NY 10281-1198.

     (c) The principal business of the Reporting Person is that of serving as investment adviser to Tri-Links.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.

     (a) - (c) The person filing this statement is Nomura Holding America, Inc. ("Nomura"). The principal business address of Nomura is Two World Financial Center, Building B, New York, New York 10021. Nomura is a holding company for various investment banking, investment management, proprietary trading, investment and finance businesses, conducted through subsidiaries.

     The name and principal occupation or employment of each of the executive officers and directors of Nomura is as follows. The business address of each of the persons listed below is Two World Financial Center, Building B, New York, New York 10021.

--------------------------------------------------------------------------------
      Name                  Position with Nomura       Principal Occupation or
                            Holding America, Inc.      Employment
--------------------------------------------------------------------------------
Atsushi Yoshikawa           Director, President and    Director, President and
                            Chief Executive Officer    Chief Executive Officer
---------------------------
Joseph R. Schmuckler        Director, Executive        Director, Executive
                            Managing Director          Managing Director
---------------------------
William T. Maitland         Director, Chief Legal      Director, Chief Legal
                            Officer, Secretary         Officer, Secretary
---------------------------
John E. Toffolon, Jr.       Director, Chief Financial  Director, Chief Financial
                            Officer, Treasurer         Officer, Treasurer
---------------------------
Takashi Tsutsui             Director                  Director, Nomura
                                                      Securities Co., Ltd.
-------------------------------------------------------------------------------

     (d) -(f) During the past five years, to the best knowledge of the Reporting Persons, as to the persons listed as executive officers and directors of Nomura none of the persons named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Except for Atsushi Yoshikawa and Takashi Tsutsui, who are citizens of Japan, all of the natural persons named in this Item 2 are citizens of the United States.

     Tri-Links is owned by Long Drive and Nomura. Long Drive is a wholly-owned subsidiary of Nomura, which is a wholly-owned subsidiary of Nomura Securities Co., Ltd., a Japanese corporation.

Item 3.  Source of Funds

     Over 60 days ago, the Reporting Persons acquired 1,287,800 shares of Common Stock and warrants to purchase 22,500 shares of Common Stock through several purchases at prices ranging from $23.00 to $40.50. The source of such funds was working capital.

Item 4.  Purpose of Transaction.

     On January 9, 2000, Joseph Littlejohn & Levy, Inc. delivered to the Board of Directors of the Corporation (the "Board") a letter dated January 9, 2000 (the "Proposal Letter") on behalf of Joseph Littlejohn & Levy Fund II L.P.("JLL"), a significant stockholder of the Corporation and certain other stockholders of the Corporation, including Tri-Links, (collectively, the "Majority Stockholders"). In the Proposal Letter, the Majority Stockholders offered to acquire all of the outstanding Common Stock not currently owned by the Majority Stockholders (the "Shares") for a purchase price of $21.00 per share (the "Proposed Transaction"). The Proposed Transaction would be consummated pursuant to the terms of a merger agreement (the "Merger Agreement") to be entered into between the Corporation and either the Majority Stockholders or an entity to be formed on behalf of the Majority Stockholders (in either case, the "Purchaser"). Pursuant to the terms of the Merger Agreement, and subject to the conditions contained therein, the Purchaser or its wholly owned subsidiary would be merged with and into the Corporation and all outstanding Shares would be converted into $21.00 per share in cash. The consummation of the Proposed Transaction will cause the Common Stock to be delisted from the New York Stock Exchange and to become eligible for termination of registration under the Exchange Act. The Proposal Letter is attached hereto as Exhibit 2 and is incorporated herein by reference in its entirety.

     The purpose of the Proposed Transaction is for the Majority Stockholders to acquire all of the outstanding shares of Common Stock of the Corporation not currently owned by the Majority Stockholders.

     The Corporation, Nomura, JLL, CIBC WG Argosy Merchant Fund II, L.P. ("CIBC"), TSG Capital Fund II, L.P. ("TSG") and certain holders of Common Stock entered into a stockholders agreement dated as of July 2, 1996, as amended on April 8, 1997, (the "Stockholders Agreement") pursuant to which, among other things, such stockholders agreed to vote their shares of Common Stock so that the Board will consist of nine members, of which four members will be designated by JLL, one member will be designated by TSG, one member will be designated by CIBC, one member will be the Chief Executive Officer of the Corporation and the remaining two members, who may not be affiliated with the Corporation or any of such stockholders, will be selected by the Board. The Stockholders Agreement further provides that the respective rights of JLL, TSG and CIBC to designate directors will terminate if any such entity ceases to own at least 50% of its initial investment. Each stockholder that is a party to the Stockholders Agreement has also agreed not to acquire any shares of Common Stock if, as a result of such acquisition, such stockholder would own in excess of 50% of the outstanding shares of Common Stock.

     The Stockholders Agreement gives each stockholder a party thereto holding shares of Common Stock received in the Merger between the Corporation and MWC Holdings, Inc. on July 2, 1996 with an aggregate value of $15 million the right to require the Corporation to register under the Securities Act of 1933, as amended (the "Securities Act"), the resale of all or part of such shares at the Corporation's expense on two occasions. The Corporation has agreed to file the reports under the Exchange Act to enable each such stockholder to sell its shares of Common Stock. Each such stockholder is entitled to an unlimited number of piggyback registrations, which will allow such stockholder to include shares of Common Stock (including shares of Common Stock to be issued upon the exercise of Warrants) held by it in certain registrations of shares of Common Stock effected by the Corporation (subject to customary cut-back provisions). The Stockholders Agreement also permits such stockholders to participate proportionately in certain sales by JLL of shares of Common Stock.

     The Stockholders Agreement also provides that the Corporation will not repurchase any shares of Common Stock, other than to fund employee benefit plans, without the approval of at least 82.5% of the shares of Common Stock subject to the Stockholders Agreement. In addition, the Stockholders Agreement provides that the Corporation will file all necessary reports with the Securities and Exchange Commission ("SEC"), if applicable, and take whatever action any stockholder a party thereto may reasonably request to enable such stockholder to sell shares of Common Stock without registration under the Securities Act within the limitations provided by Rule 144 thereunder. The Stockholders Agreement may only be amended with the prior written consent of the Corporation and at least 82.5% of the shares of Common Stock initially subject thereto. The Stockholders Agreement will terminate on the eighth anniversary thereof, unless terminated earlier pursuant to its terms.

     The foregoing summary of the provisions of the Stockholders Agreement is qualified in its entirety by incorporation by reference to the Stockholders Agreement attached hereto as Exhibit 3.

Item 5.  Interest in Securities of Issuer.

1.

     (a) According to the Corporation's Form 10-Q for the quarterly period ended October 31, 1999, the Corporation has 30,339,345 shares of Common Stock outstanding. Tri-Links is the beneficial owner of 1,310,300 shares of Common Stock, including warrants to purchase 22,500 shares of Common Stock, representing 4.3% of the Common Stock outstanding (treating the 22,500 shares for which the warrants are exercisable as outstanding for this purpose).

     (b) Tri-Links has the sole power to vote, or to direct the vote of 0 shares of Common Stock and the sole power to dispose of, or to direct the disposition of 0 shares of Common Stock. Tri-Links has shared power to vote, or to direct the vote of 1,310,300 shares of Common Stock and shared power to dispose of, or to direct the disposition of 1,310,300 shares of Common Stock.

     (c) No  transactions  have  been effected in the last 60 days by Tri-Links.

2.

     (a) According to the Corporation's Form 10-Q for the quarterly period ended October 31, 1999, the Corporation has 30,339,345 shares of Common Stock outstanding. Long Drive is the beneficial owner of 1,310,300 shares of Common Stock, including warrants to purchase 22,500 shares of Common Stock, representing 4.3% of the Common Stock outstanding (treating the 22,500 shares for which the warrants are exercisable as outstanding for this purpose.)

     (b) Long Drive has the sole power to vote, or to direct the vote of 0 shares of Common Stock and the sole power to dispose of, or to direct the disposition of 0 shares of Common Stock. Long Drive has shared power to vote, or to direct the vote of 1,310,300 shares of Common Stock and shared power to dispose of, or to direct the disposition of 1,310,300 shares of Common Stock.

     (c) No transactions in the Common Stock have been effected in the last 60 days by Long Drive.

3.

     (a) According to the Corporation's Form 10-Q for the quarterly period ended October 31, 1999, the Corporation has 30,339,345 shares of Common Stock outstanding. Nomura is the beneficial owner of 1,310,300 shares of Common Stock, including warrants to purchase 22,500 shares of Common Stock, representing 4.3% of the Common Stock outstanding (treating the 22,500 shares for which the warrants are exercisable as outstanding for this purpose).

     (b) Nomura has the sole power to vote, or to direct the vote of 0 shares of Common Stock and the sole power to dispose of, or to direct the disposition of 0 shares of Common Stock. Nomura has shared power to vote, or to direct the vote of 1,310,300 shares of Common Stock and shared power to dispose of, or to direct the disposition of 1,310,300 shares of Common Stock.

     (c) No transactions in the Common Stock have been effected in the last 60 days by Nomura.

4.

     The Majority Stockholders collectively as a group beneficially own 23,915,613 shares of Common Stock which, as of December 15, 1999, constituted approximately 78.8% of the issued and outstanding shares of Common Stock (based upon 30,339,345 shares of Common Stock outstanding as reported in the Corporation Form 10-Q for the quarterly period ending October 31, 1999).

     Under Rule 13d-5 promulgated under the Exchange Act, the Majority Stockholders may be deemed to be acting as a group and to share beneficial ownership of the shares of Common Stock held by other Majority Stockholders. Except as otherwise set forth in a schedule 13D or amendment thereto of any of the Reporting Persons, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Majority Stockholders and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Majority Stockholders have an understanding among themselves to pursue and to consummate the Proposed Transaction.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 Written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Exchange Act.

Exhibit 2 Proposal letter, dated January 9, 2000, from Joseph Littlejohn & Levy Fund, Inc. to the Board of Directors of Hayes Lemmerz International, Inc.

Exhibit 3 Stockholders Agreement dated as of July 2, 1996, as amended on April 8, 1997, among the Corporation, JLL, Chase Equity Associates, CIBC, Nomura and TSG.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  January 18, 2000

                                       TRI-LINKS INVESTMENT TRUST

                                       By:   Wilmington Trust Company,
                                             not in its individual capacity but
                                               solely as Owner Trustee


                                       By:   /s/   David A. Venasky, Jr.
                                             ----------------------------------
                                             Name: David A. Venasky, Jr.
                                             Title:Vice President



                                       LONG DRIVE MANAGEMENT TRUST
                                       As Depositor

                                       By:   /s/   Dennis Dolan
                                             ----------------------------------
                                             Name: Dennis Dolan
                                             Title:President



                                       NOMURA HOLDING AMERICA, INC.


                                       By:   /s/   John E. Toffolon, Jr.
                                             -----------------------------------
                                             Name: John E. Toffolon, Jr.
                                             Title:Chief Financial Officer,
                                                   Treasurer

                                 EXHIBIT INDEX


Exhibit No.   Description
-----------   -----------

Exhibit 1 Written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Exchange Act.

Exhibit 2 Proposal letter, dated January 9, 2000, from Joseph Littlejohn & Levy Fund II L.P. to the Board of Directors of Hayes Lemmerz International, Inc.

Exhibit 3 Stockholders Agreement dated as of July 2, 1996, as amended on April 8, 1997, among the Corporation, JLL, Chase Equity Associates, CIBC, Nomura and TSG.